June 21, 2024

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

RE:	reAlpha Tech Corp.

Registration Statement on Form S-11, as amended

Filed December 29, 2023

File No. 333-276334

Acceleration Request

Requested Date: Tuesday, June 25, 2024

Requested Time: 4:30 p.m. Eastern Time

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned registrant (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Registration Statement on Form S-11 (File No. 333-276334) (as amended, the “Registration Statement”) to become effective on Tuesday, June 25, 2024, at 4:30 p.m. Eastern Time, or as soon thereafter as possible, or at such later time as the Registrant or its outside counsel, Mitchell Silberberg & Knupp LLP, may orally request via telephone call to the staff.

Once the Registration Statement has been declared effective, please orally confirm that event with our outside counsel by calling Blake Baron at (917) 546-7709.

Very truly yours,

reAlpha Tech Corp.

By:	/s/ Giri Devanur
Giri Devanur
Chief Executive Officer

cc:	Michael J. Logozzo, reAlpha Tech Corp. Michael Frenz, reAlpha Tech Corp. Blake Baron, Esq. Gabriel Miranda, Esq.

reAlpha Tech Corp. – 6515 Longshore Loop, Suite 100, Dublin, OH 43017– Tel: 707.732.5742